Exhibit (a)(5)(I)

GE HEALTHCARE COMPLETES TENDER OFFER FOR CLARIENT Inc.

CHALFONT ST GILES, UK AND ALISO VIEJO, CA, DECEMBER 22, 2010. GE Healthcare, a unit of General Electric Company (NYSE:GE) announced today that it has completed the tender offer by GE’s wholly owned subsidiary, Crane Merger Sub, Inc., for all outstanding shares of common and preferred stock of Clarient Inc., a leading player in the fast-growing molecular diagnostics sector. Clarient provides pathologists and oncologists with access to key diagnostic tests that shed light on the complex nature of various cancers. Clarient’s technologies, combined with GE Healthcare’s strengths in diagnostic imaging, are expected to accelerate the development of new integrated tools for the diagnosis and characterization of cancer.

The subsequent offering period of the tender offer expired at 12:00 midnight, New York City time, on Tuesday, December 21, 2010. The depositary for the offer has advised GE Healthcare that, as of such time, 81,492,883 common shares and 5,263,158 preferred shares (which were automatically converted into common shares after the date of tender in accordance with their terms) had been tendered and not withdrawn pursuant to the tender offer, representing approximately 89.9% of the outstanding common and preferred shares of Clarient on an as converted basis. All shares that were validly tendered have been accepted for payment in accordance with the terms of the offer.

On December 22, 2010, Crane Merger Sub, Inc. exercised its top-up option to purchase directly from Clarient an additional number of common shares sufficient (when combined with the shares purchased in the tender offer) to give Crane Merger Sub, Inc. ownership of 90% (determined on a fully diluted basis and including the issuance of the shares pursuant to exercise of the top-up option) of the outstanding common shares at a price of $5.00 per share.

GE Healthcare intends to complete the acquisition of all remaining shares of Clarient through a “short-form merger” under Delaware law, to be effective as of 5:00 p.m., New York City time, on December 22, 2010. In the merger, each common share outstanding immediately prior to the effective time of the merger (other than (i) shares owned directly or indirectly by Clarient as treasury stock, GE or Crane Merger Sub, Inc., or any of their respective subsidiaries, which were cancelled and ceased to exist, and (ii) shares owned by Clarient’s stockholders who perfected their appraisal rights in accordance with applicable Delaware law) will be converted into the right to receive $5.00 per common share, which is the same amount that was paid in the tender offer. Following the merger, Clarient’s common stock will be delisted from the NASDAQ Capital Market.

Commenting on the merger, John Dineen, President and CEO of GE Healthcare, said, “GE Healthcare has built a world-class set of diagnostic, information and life science technologies. Adding Clarient’s leading technology to our portfolio will accelerate our expansion into cancer diagnostics and therapy selection tools, while strongly enhancing our current diagnostic and life sciences offerings. We believe that combining the skills of the two companies will allow us to help pathologists and oncologists make more confident clinical decisions, bring improvements in the quality of patient care and lower the costs of disease management.”

About GE Healthcare

GE Healthcare provides transformational medical technologies and services that are shaping a new age of patient care. Our broad expertise in medical imaging and information technologies, medical diagnostics, patient monitoring systems, drug discovery, biopharmaceutical manufacturing technologies, performance improvement and performance solutions services help our customers to deliver better care to more people around the world at a lower cost. In addition, we partner with healthcare leaders, striving to leverage the global policy change necessary to implement a successful shift to sustainable healthcare systems.

Our “healthymagination” vision for the future invites the world to join us on our journey as we continuously develop innovations focused on reducing costs, increasing access and improving quality and efficiency around the world. Headquartered in the United Kingdom, GE Healthcare is a $16 billion unit of General Electric Company (NYSE: GE). Worldwide, GE Healthcare employs more than 46,000 people committed to serving healthcare professionals and their patients in more than 100 countries. For more information about GE Healthcare, visit our website at www.gehealthcare.com.

For our latest news, please visit http://newsroom.gehealthcare.com

About Clarient

Clarient combines innovative diagnostic technologies with world class pathology expertise to assess and characterize cancer. Clarient’s mission is to become the leader in cancer diagnostics by dedicating itself to collaborative relationships with the healthcare community to translate cancer discovery and research into better patient care. Clarient’s principal customers include pathologists, oncologists, hospitals, and biopharmaceutical companies. The rise of individualized medicine as the new direction in oncology has created the need for a centralized resource providing leading diagnostic technologies, such as flow cytometry and molecular testing. Clarient is that resource, having created a state-of-the-art commercial cancer laboratory providing advanced oncology testing and diagnostic services. Clarient’s customers are connected to its Internet-based portal, PATHSITE(R) that delivers high resolution images and critical interpretive reports based on our diagnostic testing. Clarient also develops and markets new, proprietary “companion” diagnostic markers for therapeutics in breast, prostate, lung, ovarian, and colon cancers, and leukemia/lymphoma.

www.clarientinc.com

For media inquiries, please contact:

GE Healthcare

Dr Val Jones

Tel. +44 7917 175 192

val.jones@ge.com

Forward Looking Statements

Certain statements herein regarding Clarient, Inc. and General Electric Company contain forward-looking statements that involve risks and uncertainty. Future events regarding both Clarient’s and GE’s actual results could differ materially from the forward-looking statements. Factors that might cause such a difference include, but are not limited to: delays in completing, or the failure to complete, the transactions described herein, failing to realize anticipated operational efficiencies following the merger, Clarient’s ability to continue to develop and expand its diagnostic services business, uncertainties inherent in Clarient’s product development programs, Clarient’s ability to attract and retain highly qualified managerial, technical, and sales and marketing personnel, Clarient’s ability to maintain compliance with financial and other covenants under its credit facility, Clarient’s ability to successfully manage its in-house billing and collections processes, the continuation of favorable third-party payor reimbursement for laboratory tests, changes in federal payor regulations or policies, including adjustments to Medicare reimbursement rates, that may affect coverage and reimbursement for Clarient’s laboratory diagnostics services, Clarient’s ability to obtain additional financing on acceptable terms or at all, unanticipated expenses or liabilities or other adverse events affecting cash flow, uncertainty of success in identifying, developing and commercializing new diagnostic tests or novel markers including the Mammostrat(R) test, Clarient’s ability to fund development of new diagnostic tests and novel markers, and to obtain adequate patent protection covering Clarient’s use of these tests and markers including for the Mammostrat(R) test, and the amount of resources Clarient determines to apply to novel marker development and commercialization, the risk to Clarient of infringement claims and the possibility of the need to license intellectual property from third parties to avoid or settle such claims, failure to obtain regulatory approvals and clearances required to conduct clinical trials if/when required and/or to commercialize Clarient’s services and underlying diagnostic applications, Clarient’s ability to compete with other technologies and with emerging competitors in novel cancer diagnostics and dependence on third parties for collaboration in developing new tests, and risks detailed from time to time in Clarient’s and GE’s SEC reports, including quarterly reports on Form 10-Q, current reports on Form 8-K, and annual reports on Form 10-K. Recent experience with respect to laboratory services, net revenues and results of operations may not be indicative of future results for the reasons set forth above.

Neither Clarient nor GE assumes any obligation to update any forward-looking statements or other information contained in this document.